INFRASTRUCTURE DEVELOPMENTS CORP.

13800 Coppermine Road, 2nd Floor

Herndon, Virginia 20171

(703) 574-3211

July 19, 2010

Yolanda Crittendon

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Business Services

100 F Street, NE

Washington, DC  20549-3561

Re:      Infrastructure Developments Corp. (formerly 1st Buy and Sell Ltd.)

            Form 10-K for the Fiscal Year Ended June 30, 2009

            Form 10-Q for the Fiscal Quarters Ended September 30, 2009, December 31, 2009, and March 31, 2010

            File No. 000-52936

Dear Ms. Crittendon:

Thank you for your comment dated July 9, 2010, in respect to a certain filing for Infrastructure Developments Corp. (the “Company”), on Form 10-Q for the fiscal quarter March 31, 2010.

We do hereby submit this response letter electronically with the Securities and Exchange Commission.

Please direct copies of all responses and any additional comments to the Company:

Infrastructure Developments Corp.

13800 Coppermine Road, 2nd Floor

Herndon, Virginia  20171

Attn: Mr. Thomas Morgan

Telephone: (703) 574-3211

Facsimile: (202) 403-3950

The following are our detailed responses to your comments.

Form 10-Q for the quarter ended March 31, 2010

Note 6 – Subsequent Events, page 10

1.         We have read and considered your response to comment one. Given that you plan to account for this transaction as a recapitalization, it is unclear why the surviving entity will reflect the assets and liabilities as well as the accumulated deficit of the company, or the public shell. In a recapitalization transaction, the historical stockholders’ equity of the private operating company prior to the merger should be retroactively restated to the beginning of the earliest period presented for the equivalent number of shares issued in the merger after giving effect to any difference in par value of the entities’ stock with an offset to paid-in-capital. Retained earnings (deficiency) of the private operating company should be carried forward after the merger. Please advise.

Response:

Since the shares issued in the acquisition to the shareholders of Intelspec represent control of the Company’s common stock issued and outstanding immediately following the acquisition, Intelspec will be deemed for financial reporting purposes to have acquired the Company in a reverse acquisition.  This business combination will be accounted for as a recapitalization of Intelspec giving effect to the acquisition of 100% of the outstanding common shares of Intelspec.  The surviving entity will reflect the assets and liabilities of Intelspec at their historical book value.  The issued common stock is that of the Company as the legal acquirer, the accumulated deficit will be that of Intelspec and the statements of operations will be that of Intelspec for the years ended June 30, 2010 and 2009. All comparative financial information will be reported as that of Intelspec, and the adjustment for the reverse acquisition will be accounted for through the Statement of Stockholders Equity. The Company’s operations after April 14, 2010 will be considered as part of Intelspec’s operations and will include all of the operations of Intelspec.

In connection with the Company’s response to this comment, we confirm the following:

•         The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•         Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company’s filings please contact us.

Best regards,

/s/ Tom Morgan

Tom Morgan, chief executive officer, chief financial officer, principal accounting officer and director